Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended
	1999	2000	2001	2002	2003	2004
Interest expense	$69,253	$60,037	$61,360	$71,349	$109,960	$112,328
Capitalized interest	47,002	26,451	7,043	10,711	1,473	9,398
Estimated interest portion of financing cost	10,765	17,332	25,046	88,750	17,568	14,452

Fixed charges	$127,020	$103,820	$93,449	$170,810	$129,001	$136,178

Income (loss) before income taxes and equity in joint venture	$73,625	$1,251,899	$(93,923)	$(1,264,603)	$(322,228)	$78,331
Fixed charges	127,020	103,820	93,449	170,810	129,001	136,178
Less: interest charges capitalized	(47,002)	(26,451)	(7,043)	(10,711)	(1,473)	(9,398)
Amortization of capitalized interest	16,381	22,598	24,877	22,203	22,981	16,252

Earnings (loss)	$170,024	$1,351,866	$17,360	$(1,082,301)	$(171,719)	$221,363

Ratio of earnings to fixed charges	1.3x	13.0x	*	*	*	1.6x

*	Earnings are inadequate to cover fixed charges in these periods. The earnings deficiency is approximately $76,000, $1,253,000 and $301,000 in 2001, 2002 and 2003, respectively.